EXHIBIT 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Joint Proxy Statement of Lam Research Corporation and Novellus Systems, Inc. that is made a part of the Registration Statement (Form S-4) and related Prospectus of Lam Research Corporation for the registration of shares of its common stock, and to the incorporation by reference therein of our reports dated August 19, 2011 with respect to the consolidated financial statements and schedule of Lam Research Corporation, and the effectiveness of internal control over financial reporting of Lam Research Corporation included in its Annual Report (Form 10-K) for the year ended June 26, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

January 31, 2012